Exhibit 12.1

Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On					Nine Months Ended
	January 30,	January 28,	February 3,	February 2,	February 1,	November 2,	October 31,
	2004	2005	2006	2007	2008	2007	2008
Earnings:
Earnings Before Income Taxes	$2,908	$3,520	$4,496	$4,998	$4,511	$3,858	$3,247
Add: Fixed Charges	303	310	340	344	424	303	361
Less: Capitalized Interest	(26)	(28)	(28)	(32)	(65)	(30)	(25)
Adjusted Earnings	$3,185	$3,802	$4,808	$5,310	$4,870	$4,131	$3,583

Fixed Charges:
Interest Expense(1)	$224	$220	$231	$238	$301	$212	$262
Rental Expense(2)	79	90	109	106	123	91	99
Total Fixed Charges	$303	$310	$340	$344	$424	$303	$361

Ratio of Earnings to Fixed Charges	10.5	12.3	14.1	15.4	11.5	13.6	9.9

(1) Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.